
                                                            Financial Statements
                                                                   Item 6(b) 1-A
                                                                    Page 1 of 36


                                    GPU, Inc.
                                 BALANCE SHEETS
                              ACTUAL AND PRO FORMA
                              AT September 30, 1998
                              ---------------------
                                 (IN THOUSANDS)
                                                                                Adjustments
                                                            Actual             (see page 3)                Pro Forma
                                                            ------             ------------                ---------
ASSETS
Investments:
    Investment in subsidiaries                            $ 3 565 639           $   (21 091)             $ 3 544 548
    Other investments                                           6 083                  -                       6 083
                                                          -----------             ---------                ---------
       Total investments                                    3 571 722               (21 091)               3 550 631
                                                          -----------             ---------                ---------

Current Assets:
    Cash and temporary cash investments                         -                   100 000                  100 000
    Accounts receivable, net                                    3 313                  -                       3 313
    Prepayments                                                   179                  -                         179
                                                           ----------             ---------               ----------
          Total current assets                                  3 492               100 000                  103 492
                                                           ----------             ---------               ----------

Deferred Debits and Other Assets:
       Other                                                      179                  -                         179
                                                           ----------             ---------               ----------
         Total deferred debits and other assets                   179                  -                         179
                                                           ----------             ---------               ----------
         Total Assets                                     $ 3 575 393           $    78 909              $ 3 654 302
                                                           ==========             =========               ==========

LIABILITIES AND CAPITALIZATION
Capitalization:
    Common stock                                          $   331 958            $     -                 $   331 958
    Capital surplus                                         1 010 373                  -                   1 010 373
    Retained earnings                                       2 278 770               (27 389)               2 251 381
    Accumulated other comprehensive
          income/(loss)                                       (43 743)                 -                     (43 743)
                                                           ----------             ---------               ----------
         Total                                              3 577 358               (27 389)               3 549 969
    Less, reacquired common stock, at cost                     78 349                  -                      78 349
                                                           ----------             ---------               ----------
         Total common stockholders' equity                  3 499 009               (27 389)               3 471 620

Current Liabilities:
    Notes payable                                              70 100               100 000                  170 100
    Accounts payable                                              127                  -                         127
    Taxes accrued                                                  (1)               (3 392)                  (3 393)
    Interest accrued                                               73                 9 690                    9 763
    Other                                                       4 686                     -                    4 686
                                                           ----------             ---------               ----------
         Total current liabilities                             74 985               106 298                  181 283
                                                           ----------             ---------               ----------

Deferred Credits and Other Liabilities:
    Other                                                       1 399                  -                       1 399
                                                           ----------             ---------               ----------
         Total deferred credits and
               other liabilities                                1 399                  -                       1 399
                                                           ----------             ---------               ----------

         Total Liabilities and Capitalization             $ 3 575 393            $   78 909              $ 3 654 302
                                                           ==========             =========               ==========



The accompanying notes are an integral part of the consolidated financial statements.


                                                            Financial Statements
                                                                   Item 6(b) 1-A
                                                                    Page 2 of 36

                                    GPU, Inc.
                   STATEMENTS OF INCOME AND RETAINED EARNINGS
                              ACTUAL AND PRO FORMA
                 FOR THE TWELVE MONTHS ENDED September 30, 1998
                 ----------------------------------------------
                                 (IN THOUSANDS)

                                                                                Adjustments
                                                            Actual               (see page 3)           Pro Forma
                                                            ------               ------------           ---------
Income:
    Equity in earnings of subsidiaries                     $  381 624              $(21 091)             $  360 533
                                                            ---------               -------               ---------

Expenses, Taxes and Interest:
    General expenses                                              742                  -                        742
    Other operation and maintenance                             4 744                  -                      4 744
    Taxes, other than income taxes                                151                  -                        151
    Income taxes                                                  -                   (3 392)                (3 392)
    Other interest                                              6 424                 9 690                  16 114
                                                           ----------               -------              ----------
         Total expenses, taxes, and interest                   12 061                 6 298                  18 359
                                                           ----------               -------              ----------


Net Income                                                 $  369 563              $(27 389)             $  342 174
                                                            =========               =======               =========

Retained Earnings:
Balance at beginning of period                             $2 175 587              $   -                  $2 175 587
    Add - Net income                                          369 563               (27 389)                 342 174
    Deduct - Cash dividends on common stock                   252 565                  -                     252 565
             Other adjustments                                 13 815                  -                      13 815
                                                            ---------               --------               ---------
Balance at end of period                                   $2 278 770              $(27 389)              $2 251 381
                                                              =========               =======              =========


The accompanying notes are an integral part of the consolidated financial statements.

                                                            Financial Statements
                                                                   Item 6(b) 1-A
                                                                    Page 3 of 36


                                    GPU, Inc.
                              PRO FORMA ADJUSTMENTS
                              AT September 30, 1998
                              ---------------------
                                 (IN THOUSANDS)



                                                         (1)


 Cash and temporary cash investments                   $100 000
         Notes payable                                                 $100 000

To record the maximum  liability  associated
 with the proposed  issuance by GPU,
Inc. of $100 million of commercial paper through December 31, 2003.


                                                         (2)

 Other interest                                        $  9 690
         Interest accrued                                            $    9 690

To record the maximum  interest
related to the proposed issuance of commercial paper at an assumed rate of 9.69%.


                                                         (3)

 Taxes accrued                                          $  3 392
         Income taxes                                                  $  3 392

To reflect the income tax benefit
associated with the interest payments related to the proposed issuance of GPU, Inc. commercial paper.


                                                         (4)

 Equity in earnings of subsidiaries                      $ 21 091
         Investment in subsidiaries                                    $ 21 091


To reflect the anticipated  net income
effect from (1) the proposed issuance of $450 million of mandatorily redeemable preferred securities from time to time through December 31, 2000 (SEC File No. 70-9329,
  SEC File No. 70-9327 and SEC
File No. 70-9399) and (2) the potential incremental nuclear fuel to be leased for TMI-1 and Oyster Creek (SEC File No.
70-7862).


                                                            Financial Statements
                                                                   Item 6(b) 1-B
                                                                    Page 4 of 36


                       GPU, Inc. and Subsidiary Companies
                           CONSOLIDATED BALANCE SHEETS
                              ACTUAL AND PRO FORMA
                              AT September 30, 1998
                              ---------------------
                                 (IN THOUSANDS)

                                                                              Adjustments
                                                               Actual     (see pages 7-10)                  Pro Forma
                                                               ------     ----------------                  ---------
ASSETS
Utility Plant:
    In Service, at original cost                            $10 832 810           $    -                   $10 832 810
    Less, accumulated depreciation                            4 341 080                -                     4 341 080
                                                             ----------            --------                 ----------
          Net utility plant in service                        6 491 730                -                     6 491 730
    Construction work in progress                               175 499                -                       175 499
    Other, net                                                  148 298              61 193                    209 491
                                                             ----------            --------                 ----------
          Net utility plant                                   6 815 527              61 193                  6 876 720
                                                             ----------            --------                 ----------

Other Property and Investments:
    GPUI Group equity investments                               648 304                -                       648 304
    Goodwill, net                                               523 756                -                       523 756
    Nuclear decommissioning trusts, at
       market                                                   635 689                -                       635 689
    Nuclear fuel disposal trust, at market                      115 423                -                       115 423
    Other, net                                                  216 033                -                       216 033
                                                             ----------            --------                 ----------
          Total other property and investments                2 139 205                -                     2 139 205
                                                             ----------            --------                 ----------

Current Assets:
    Cash and temporary cash investments                         248 276             507 271                    755 547
    Special deposits                                             47 247                -                        47 247
    Accounts receivable:
       Customers, net                                           335 921                -                       335 921
       Other                                                    113 992                -                       113 992
    Unbilled revenues                                           130 387                -                       130 387
    Materials and supplies, at average cost or less:
       Construction and maintenance                             158 767                -                       158 767
       Fuel                                                      34 949                -                        34 949
    Investments held for sale                                    22 098                                         22 098
    Deferred income taxes                                        74 164                -                        74 164
    Prepayments                                                 116 216                -                       116 216
                                                             ----------            --------                 ----------
          Total current assets                                1 282 017             507 271                  1 789 288
                                                             ----------            --------                 ----------

Deferred Debits and Other Assets:
    Competitive transition charge                               989 815                -                       989 815
    Other regulatory assets, net                              2 900 585                -                     2 900 585
    Deferred income taxes                                     1 979 072                                      1 979 072
    Other                                                       191 176               6 245                    197 421
           ----------                                          --------          ----------                 ----------
          Total deferred debits and other assets              6 060 648               6 245                  6 066 893
                                                             ----------            --------                 ----------

          Total Assets                                      $16 297 397           $ 574 709                $16 872 106
                                                             ==========            ========                 ==========


The accompanying notes are an integral part of the consolidated financial statements.



                                                            Financial Statements
                                                                   Item 6(b) 1-B
                                                                    Page 5 of 36


                       GPU, Inc. and Subsidiary Companies
                           CONSOLIDATED BALANCE SHEETS
                              ACTUAL AND PRO FORMA
                              AT September 30, 1998
                              ---------------------
                                 (IN THOUSANDS)

                                                                               Adjustments
                                                            Actual          (see pages 7-10)            Pro Forma
                                                            ------         ----------------             ---------
LIABILITIES AND CAPITALIZATION
Capitalization:
   Common stock                                          $   331 958             $     -                 $   331 958
   Capital surplus                                         1 010 373                   -                   1 010 373
   Retained Earnings                                       2 278 770                (27 389)               2 251 381
   Accumulated other comprehensive income/(loss)             (43 743)                  -                    (43 743)
                                                          ----------              ---------               ----------
         Total                                             3 577 358                (27 389)               3 549 969
   Less, reacquired common stock, at cost                     78 349                   -                      78 349
                                                          ----------              ---------               ----------
         Total common stockholders' equity                 3 499 009                (27 389)               3 471 620
   Cumulative preferred stock:
      With mandatory redemption                               86 500                   -                      86 500
      Without mandatory redemption                            66 478                   -                      66 478
   Subsidiary-obligated mandatorily redeemable
      preferred securities                                   330 000                450 000                  780 000
   Long-term debt                                          4 214 057                   -                   4 214 057
                                                          ----------              ---------               ----------
         Total capitalization                              8 196 044                422 611                8 618 655
                                                          ----------              ---------               ----------

Current Liabilities:
   Securities due within one year                            264 610                   -                     264 610
   Notes payable                                             298 393                100 000                  398 393
   Obligations under capital leases                          129 440                 61 193                  190 633
   Accounts payable                                          415 321                   -                     415 321
   Taxes accrued                                             104 078                (18 785)                  85 293
   Interest accrued                                           71 343                  9 690                   81 033
   Deferred energy credits                                     7 771                   -                       7 771
   Other                                                     285 721                   -                     285 721
                                                          ----------              ---------                ---------
         Total current liabilities                         1 576 677                152 098                1 728 775
                                                          ----------              ---------                ---------

Deferred Credits and Other Liabilities:
   Deferred income taxes                                   2 964 223                   -                   2 964 223
   Unamortized investment tax credits                        115 960                   -                     115 960
   Three Mile Island Unit 2 future costs                     464 304                   -                     464 304
   Nonutility generation contract loss liability           1 810 350                   -                   1 810 350
   Other                                                   1 169 839                   -                   1 169 839
                                                          ----------              ---------               ----------
         Total deferred credits and other liabilities      6 524 676                   -                   6 524 676
                                                          ----------              ---------               ----------


         Total Liabilities and Capitalization            $16 297 397             $  574 709              $16 872 106
                                                          ==========              =========               ==========



The accompanying notes are an integral part of the consolidated financial statements.


                                                            Financial Statements
                                                                   Item 6(b) 1-B
                                                                    Page 6 of 36


                       GPU, Inc. and Subsidiary Companies
             CONSOLIDATED STATEMENTS OF INCOME AND RETAINED EARNINGS
                              ACTUAL AND PRO FORMA
                 For the twelve months ended September 30, 1998
                 ----------------------------------------------
                                 (IN THOUSANDS)

                                                                             Adjustments
                                                          Actual            (see pages 7-10)           Pro Forma
                                                          ------            ----------------           ---------
Operating Revenues                                      $4 259 419              $   -                  $4 259 419
                                                         ---------               -------                ---------

Operating Expenses:
   Fuel                                                    428 344                 3 672                  432 016
   Power purchased and interchanged                      1 133 943                  -                   1 133 943
   Deferral of energy and capacity costs, net              (24 501)                 -                     (24 501)
   Other operation and maintenance                       1 080 876                    56                1 080 932
   Depreciation and amortization                           502 064                  -                     502 064
   Taxes, other than income taxes                          257 101                  -                     257 101
                                                         ---------               -------                ---------
       Total operating expenses                          3 377 827                 3 728                3 381 555
                                                         ---------               -------                ---------

Operating Income Before Income Taxes                       881 592                (3 728)                 877 864
   Income taxes                                            204 550               (18 785)                 185 765
                                                         ---------               -------                ---------
Operating income                                           677 042                15 057                  692 099
                                                         ---------               -------                ---------

Other Income and Deductions:
   Allowance for other funds used during
     construction                                             (123)                 -                        (123)
   Equity in undistributed earnings/(losses)
     of affiliates, net                                    101 777                  -                     101 777
   Other income, net                                        48 490                  -                      48 490
   Income taxes                                            (43 654)                 -                     (43 654)
                                                         ---------               -------                ---------
       Total other income and deductions                   106 490                  -                     106 490
                                                         ---------               -------                ---------

Income Before Interest Charges and
   Preferred Dividends                                     783 532                15 057                  798 589
                                                         ---------               -------                ---------

Interest Charges and Preferred Dividends:
   Long-term debt                                          316 346                  -                     316 346
   Subsidiary-obligated mandatorily redeemable
     preferred securities                                   28 888                32 626                   61 514
   Other interest                                           35 181                 9 820                   45 001
   Allowance for borrowed funds used during
     construction                                           (5 509)                 -                      (5 509)
   Preferred Stock dividends of subsidiaries                11 549                  -                      11 549
                                                         ---------               -------                ---------
       Total interest charges and preferred
         dividends                                         386 455                42 446                  428 901
                                                         ---------               -------                ---------

Minority interest net income                                 1 759                  -                       1 759
                                                         ---------               -------                ---------

Income before Extraordinary Item                           395 318               (27 389)                 367 929
Extraordinary item (net of income taxes of
   $16,300)                                                (25 755)                 -                     (25 755)
                                                         ---------               -------                ---------
Net Income                                              $  369 563              $(27 389)              $  342 174
                                                         =========               =======                =========

Retained Earnings:
Balance at beginning of period                          $2 175 587              $   -                  $2 175 587
   Add - Net income                                        369 563               (27 389)                 342 174
   Deduct-Cash dividends declared on common stock          252 565                  -                     252 565
           Other adjustments, net                           13 815                  -                      13 815
                                                         ---------               -------                ---------
Balance at end of period                                $2 278 770              $(27 389)              $2 251 381
                                                         =========               =======                =========

The accompanying notes are an integral part of the consolidated financial statements.

                                                            Financial Statements
                                                                   Item 6(b) 1-B
                                                                    Page 7 of 36


                       GPU, Inc. and Subsidiary Companies
                              PRO FORMA ADJUSTMENTS
                              AT September 30, 1998
                              ---------------------
                                 (IN THOUSANDS)



                                                         (1)

Cash and temporary cash investments              $100 000
         Notes payable                                             $100 000

To record the maximum liability associated with the proposed issuance by GPU, Inc. of $100 million of commercial paper through December 31, 2003.

                                                         (2)

Other interest                                   $  9 690
         Interest accrued                                          $  9 690

To record the maximum interest related to the proposed issuance of commercial paper at an assumed rate of 9.69%.


                                                         (3)

Cash and temporary cash investments              $450 000
         Subsidiary-obligated mandatorily
           redeemable preferred securities (B/S)                   $450 000

To reflect the  proposed  issuance  of
$450 million of mandatorily redeemable preferred securities from time to time through December 31, 2000. The preferred securities are to be unconditionally guaranteed by Metropolitan Electric
Company, Pennsylvania Electric Company,
and Jersey Central Power & Light Company
(SEC File No. 70-9329, SEC File No. 70-9327,
and SEC File No. 70-9399).

                                                            Financial Statements
                                                                   Item 6(b) 1-B
                                                                    Page 8 of 36

                       GPU, Inc. and Subsidiary Companies
                              PRO FORMA ADJUSTMENTS
                              AT September 30, 1998
                                 (IN THOUSANDS)





                                                         (4)

Other deferred debits                              $ 6 375
         Cash and temporary cash investments                         $ 6 375

To reflect the underwriters compensation offering expenses paid in connection with the issuance of mandatorily redeemable preferred securities (SEC File
No.70-9329, SEC File No 70-9327,
and SEC File No.70-9399).

                                                         (5)

Other interest                                         130
         Other deferred debits                                       $   130

To reflect  the annual  amortization  of
the deferred  underwriters  compensation
and  offering  expenses  related  to the
issuance   of   mandatorily   redeemable
preferred securities which are being amortized over 49 years. (SEC File No.
70-9329,  SEC File No. 70-9327,  and SEC
File No. 70-9399).



                                                         (6)

Subsidiary-obligated mandatorily redeemable
  preferred securities (I/S)                       $32 626
         Cash and temporary cash investments                         $32 626

To reflect the annual  interest  paid on
the  mandatorily   redeemable  preferred
securities  at an assumed  rate of 7.25%
(SEC  File  No.  70-9329,  SEC  File No.
70-9327, and SEC File No. 70-9399).

                                                           Financial Statements
                                                           Item 6(b) 1-B
                                                           Page 9 of 36


                       GPU, Inc. and Subsidiary Companies
                              PRO FORMA ADJUSTMENTS
                              AT September 30, 1998
                                 (IN THOUSANDS)




                                                         (7)

Other utility plant, net                           $61 193
         Obligation under capital leases                             $61 193

To reflect the potential incremental nuclear fuel to be leased for TMI-1 and Oyster Creek (proposed
$190,000 limit less $128,807 of nuclear fuel subject to lease at March 31, 1998.) (SEC File No.
70-7862)



                                                         (8)

Fuel expense                                       $ 3 672
         Cash and temporary cash investments                         $ 3 672

To record incremental rent expense on the proposed nuclear fuel lease at an annual rate of 6.0% (SEC
File No. 70-8762).




                                                         (9)

Other operation and maintenance                    $    56
         Cash and temporary cash investments                         $    56

To record annual fees associated with the proposed nuclear fuel lease (SEC File No. 70-7862).

                                                            Financial Statements
                                                                   Item 6(b) 1-B
                                                                   Page 10 of 36


                       GPU, Inc. and Subsidiary Companies
                              PRO FORMA ADJUSTMENTS
                              AT September 30, 1998
                              ---------------------
                                 (IN THOUSANDS)



                                                        (10)

Taxes accrued                                      $18 785
         Income taxes                                                $18 785

To reflect the net decrease in the  provision  for
Federal and State  income  taxes  attributable  to
interest  payments  on the  proposed  issuance  of
mandatorily  redeemable  preferred  securities  by
Metropolitan   Electric   Company  (SEC  File  No.
70-9329),  Pennsylvania Electric Company (SEC File
No.  70-9327),  and Jersey  Central  Power & Light
Company  (SEC File No.  70-9399);  to  record  the
decrease  in  income  taxes  associated  with  the
proposed   nuclear   fuel   lease  (SEC  File  No.
70-7862); and to reflect the income tax benefit associated with interest payments related to the proposed issuance of GPU, Inc. commercial paper.

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 11 of 36


                       GPU, Inc. and Subsidiary Companies
               COMBINED NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


        GPU, Inc., a Pennsylvania corporation, is a holding company registered under the Public Utility Holding Company Act of 1935. GPU, Inc. does not directly operate any utility properties, but owns all the outstanding common stock of three domestic electric utilities serving customers in New Jersey -- Jersey Central Power & Light Company (JCP&L) -- and Pennsylvania -- Metropolitan Edison Company (Met-Ed) and Pennsylvania Electric Company (Penelec). The customer service, transmission and distribution operations of these electric utilities are conducting business under the name GPU Energy. JCP&L, Met-Ed and Penelec considered together are referred to as the "GPU Energy companies." The generation operations of the GPU Energy companies are conducted by GPU Generation, Inc. (Genco) and GPU Nuclear, Inc. (GPUN). GPU, Inc. also owns all the common stock of GPU International, Inc., GPU Power, Inc. and GPU Electric, Inc. which develop, own and operate generation, transmission and distribution facilities in the United States and in foreign countries. Collectively, these are referred to as the "GPUI Group." Other wholly-owned subsidiaries of GPU, Inc. are GPU Advanced Resources, Inc. (GPU AR), a subsidiary engaging in energy services and retail energy sales; GPU Telcom Services, Inc. (GPU Telcom), a subsidiary engaging in certain telecommunications-related businesses; and GPU Service, Inc. (GPUS), which provides certain legal, accounting, financial and other services to the GPU companies. All of these companies considered together are referred to as "GPU."

        These notes should be read in conjunction with the notes to consolidated financial statements included in the 1997 Annual Report on Form 10-K. For disclosures required by generally accepted accounting principles, see the 1997 Annual Report on Form 10-K.


1.      COMMITMENTS AND CONTINGENCIES

               COMPETITION AND THE CHANGING REGULATORY ENVIRONMENT
               ---------------------------------------------------

The Emerging Competitive Market and Stranded Costs:
---------------------------------------------------

      The current market price of electricity being below the cost of some utility-owned generation and power purchase commitments, combined with the ability of some customers to choose their energy suppliers, has created the potential for stranded costs in the electric utility industry. These stranded costs, while potentially recoverable in a regulated environment, are at risk in a deregulated and competitive environment. In October 1998, the Pennsylvania Public Utility Commission (PaPUC) issued final Restructuring Orders (final Restructuring Orders), which granted Met-Ed and Penelec recovery of a substantial portion of their stranded costs. See Competitive Environment section of Management's Discussion and Analysis.

      In 1996, the Federal Energy Regulatory Commission (FERC) issued Order 888, which permits electric utilities to recover their legitimate and

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 12 of 36


verifiable stranded costs incurred when a wholesale customer purchases power from another supplier using the utility's transmission system. In addition, Pennsylvania adopted comprehensive legislation (Customer Choice Act) in 1996 which provides for the restructuring of the electric utility industry and will permit utilities the opportunity to recover their prudently incurred stranded costs through a PaPUC approved competitive transition charge (CTC), subject to certain conditions, including that utilities attempt to mitigate these costs.

      In June 1997, Met-Ed and Penelec filed with the PaPUC their proposed restructuring plans to implement competition and customer choice in Pennsylvania as required by the Customer Choice Act. In June 1998, the PaPUC entered restructuring rate orders (Restructuring Orders) on the restructuring plans. In the Restructuring Orders, the PaPUC, among other things, established a CTC which
(a) would not ensure Met-Ed and Penelec full recovery of the costs under their contracts with nonutility generators (NUGs) as required by state and federal law; (b) disallowed certain stranded cost claims by Met-Ed and Penelec; (c) lowered unbundled transmission and distribution (T&D) rates for Met-Ed and Penelec by reallocating certain T&D costs to generation; and (d) advanced the phase-in for retail choice to January 2, 2000. Accordingly, Met-Ed and Penelec wrote-off in the second quarter, $320 million and $150 million pre-tax, respectively.

      In July 1998, Met-Ed and Penelec appealed the Restructuring Orders to the Commonwealth Court and filed Alternative Restructuring Plans with the PaPUC which were ultimately rejected. Met-Ed and Penelec also filed complaints in the U.S. District Court seeking both declaratory and injunctive relief challenging, among other things, the PaPUC's refusal in the Restructuring Orders to ensure full recovery of the costs of NUG contracts, as required by state and federal law.

      Following extended negotiations, on September 23, 1998, Met-Ed, Penelec, the PaPUC and numerous intervenors in the restructuring proceedings entered into Settlement Agreements providing for new restructuring plans. On October 16, 1998, the PaPUC adopted final Restructuring, approving the Settlement Agreements. In the third quarter, as a result of the final Restructuring Orders, Met-Ed and Penelec reversed $313 million and $142 million pre-tax, respectively, of the writeoffs recorded in the second quarter and recorded additional non-recurring charges of $38 million and $58 million pre-tax, for Met-Ed and Penelec, respectively. For additional information, see Note 2 - Accounting for Non-recurring Items. In accordance with the final Restructuring Orders, Met-Ed and Penelec have agreed to dismiss all of the pending Commonwealth Court and U.S. District Court litigation.

      In 1997, the New Jersey Board of Public Utilities (NJBPU) released Phase II of the Energy Master Plan (NJEMP), which proposes that New Jersey electric utilities should have an opportunity to recover their stranded costs associated with generating capacity commitments and caused by electric retail competition, provided that they attempt to mitigate these costs. Legislation to deregulate New Jersey's electricity market was introduced in September 1998, and it is currently anticipated that such legislation will be enacted by the end of 1998. The proposed legislation provides for, among other things, customer choice beginning no later than June 1, 1999 and expanding to include all customers by October 1, 1999; a minimum five to ten percent rate

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 13 of 36


reduction; the unbundling of customer bills; the recovery of stranded costs and the ability to securitize stranded costs.

      In July 1997, JCP&L filed with the NJBPU its proposed restructuring plan for a competitive electric marketplace in New Jersey as required by the NJEMP. JCP&L estimates that its total above-market costs related to power purchase commitments and company-owned generation, on a present value basis at September 30, 1998, is $1.6 billion. The $1.6 billion excludes above-market generation costs related to the Oyster Creek Nuclear Generating Station (Oyster Creek). These estimates are subject to significant uncertainties including the future market price of both electricity and other competitive energy sources, as well as the timing of when these above-market costs become stranded due to customers choosing another supplier. In July 1997, JCP&L proposed, in its restructuring plan, recovery of its remaining Oyster Creek plant investment as a regulatory asset, through a nonbypassable charge to customers. At September 30, 1998, JCP&L's net investment in Oyster Creek was $688 million. Highlights of this plan are presented in the Competitive Environment section of Management's Discussion and Analysis.

      In February 1998, hearings with respect to JCP&L's stranded cost and unbundled rate filings were completed before an Administrative Law Judge (ALJ) and a recommended decision was issued in September. See Competitive Environment section of Management's Discussion and Analysis for highlights of the ALJ recommended decision. Also in September 1998, identical bills to deregulate New Jersey's electricity market were introduced into the state Assembly and Senate. The NJBPU is not expected to issue final decisions on JCP&L's stranded cost, unbundled rate and restructuring filings until legislation is enacted.

      The inability of JCP&L to recover its stranded costs in whole or in part would result in the recording of liabilities for above-market NUG costs, decommissioning costs, and writedowns of uneconomic generation plant and regulatory assets recorded in accordance with Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation." The inability to recover these stranded costs would have a material adverse effect on GPU's results of operations.

      In October 1997, GPU announced its intention to begin a process to sell, through a competitive bid process, up to all of the fossil-fuel and hydroelectric generating facilities owned by the GPU Energy companies. These facilities, comprised of 26 operating stations, support organizations and development sites, total approximately 5,300 MW (JCP&L 1,900 MW; Met-Ed 1,300 MW; Penelec 2,100 MW) of capacity and have a net book value of approximately $1.1 billion (JCP&L $282 million; Met-Ed $290 million; Penelec $527 million) at September 30, 1998. The net proceeds from the sale would be used to reduce the capitalization of the respective GPU Energy companies and may also be applied to reduce short-term debt, finance further acquisitions, repurchase GPU, Inc. common stock, and to reduce acquisition debt of the GPUI Group.

      In August 1998, Penelec and New York State Electric & Gas Corporation (NYSEG) entered into definitive agreements with Edison Mission Energy to sell the Homer City Station for a total purchase price of approximately $1.8 billion. Penelec and NYSEG each own a 50% interest in the station, and will

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 14 of 36


share equally in the net sale proceeds. The sale, which is subject to various federal and state regulatory approvals, is expected to be completed in the first quarter of 1999.

      On November 9, 1998, the GPU Energy companies entered into definitive purchase agreements with Sithe Energies and FirstEnergy Corporation to sell, with the exception of JCP&L's 50% ownership interest in the Yards Creek Pumped Storage plant, all their remaining fossil-fuel and hydroelectric generating facilities for a total purchase price of approximately $1.7 billion (JCP&L $442 million; Met-Ed $677 million; and Penelec $603 million). The sales are expected to be completed in mid-1999, subject to the timely receipt of the necessary regulatory and other approvals.

Nonutility Generation Agreements:

      Pursuant to the requirements of the federal Public Utility Regulatory Policies Act and state regulatory directives, the GPU Energy companies have entered into power purchase agreements with NUGs for the purchase of energy and capacity for remaining periods of up to 23 years. The following table shows actual payments from 1995 through 1997, and estimated payments from 1998 through 2002.

                          Payments Under NUG Agreements
                          -----------------------------
                                  (in Millions)
                                  -------------
                                  Total    JCP&L     Met-Ed  Penelec
                                  -----    -----     ------  -------

      1995                         $670     $381     $131     $158
      1996                          730      370      168      192
      1997                          759      384      172      203
   *  1998                          771      389      170      212
      1999                          763      395      150      218
      2000                          852      402      206      244
      2001                          892      411      245      236
      2002                          915      423      257      235

* The 1998 amounts consist of actual payments through September 30, 1998 and estimated payments for the remainder of the year.

      As of September 30, 1998, NUG facilities covered by agreements having 1,681 MW (JCP&L 912 MW; Met-Ed 364 MW; Penelec 405 MW) of capacity were in service. While a few of these NUG facilities are dispatchable, most are must-run and generally obligate the GPU Energy companies to purchase, at the contract price, the output up to the contract limits. Substantially all unbuilt NUG facilities for which the GPU Energy companies have executed agreements are fully dispatchable.

      The emerging competitive generation market has created uncertainty regarding the forecasting of the companies' energy supply needs, which has caused the GPU Energy companies to change their supply strategy to seek shorter-term agreements offering more flexibility. The GPU Energy companies' future supply plan will likely focus on short- to intermediate-term commitments and reliance on spot market purchases. The projected cost of energy from new generation supply sources has also decreased due to improvements in power plant technologies and lower forecasted fuel prices.

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 15 of 36


As a result of these developments, the rates under virtually all of the GPU Energy companies' NUG agreements for facilities currently in operation are substantially in excess of current and projected prices from alternative sources.

      The October 1998 PaPUC final Restructuring Orders provide for, and the proposed legislation and restructuring plans in New Jersey also contemplate, full recovery of the above-market costs of NUG agreements. The GPU Energy companies will continue efforts to reduce the above-market costs of these agreements and will, where beneficial, attempt to renegotiate the prices of the agreements, offer contract buyouts and attempt to convert must-run agreements to dispatchable agreements. There can be no assurance as to the extent to which these efforts will be successful in whole or in part.

      In 1997, Met-Ed and Penelec issued requests for proposals (RFPs) to 24 NUG projects which currently supply a total of approximately 760 MW under power purchase agreements. The RFPs requested the NUGs to propose buyouts, buydowns and/or restructurings of current power purchase contracts in return for cash payments. In January 1998, Met-Ed and Penelec entered into definitive buyout agreements with two bidders. These agreements were contingent upon Met-Ed and Penelec obtaining a PaPUC order allowing for the full recovery of the buyout payments through retail rates. The final Restructuring Orders issued by the PaPUC in October 1998 established terms and conditions that would enable the buyout agreements to proceed.

      In February 1997, Met-Ed and Penelec entered into revised power purchase agreements with AES Power Corporation (AES) for 377 MW and 80 MW of capacity and related energy, respectively, related to a combined-cycle generating facility that AES plans to construct in Pennsylvania. Met-Ed and Penelec have paid $63.4 million and $5 million, respectively, to previous developers and AES to terminate the original power purchase agreements. In November 1997, in response to an offer from AES, Met-Ed and Penelec agreed to increase the contract capacity under the agreements by 163 MW. The final Restructuring Orders issued by the PaPUC in October 1998 established terms and conditions that would enable the AES power purchase agreements to proceed.

      The GPU Energy companies are currently recovering certain of their NUG costs (including certain buyout costs) from customers. The October 1998 final Restructuring Orders provide assurance of full recovery of these costs for Met-Ed and Penelec. Although the proposed restructuring legislation in New Jersey includes provisions for the recovery of costs under NUG agreements and certain NUG buyout costs, there can be no assurance that JCP&L will continue to be able to recover similar costs which may be incurred in the future. (See Management's Discussion and Analysis - Competitive Environment for additional discussion.)

      This discussion of "Nonutility Generation Agreements" contains estimates which are based on current knowledge and expectations of the outcome of future events. The estimates are subject to significant uncertainties, including changes in fuel prices, improvements in technology, the changing regulatory environment and the deregulation of the electric utility industry.

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 16 of 36

Regulatory Assets, Net:
-----------------------

      In June 1998, Met-Ed and Penelec received PaPUC Restructuring Orders which were subsequently amended in October 1998 by the final Restructuring Orders. The Restructuring Orders, among other things, essentially remove from regulation the costs associated with providing electric generation service to Pennsylvania consumers, effective January 1, 1999. Accordingly, Met-Ed and Penelec have discontinued the application of FAS 71 and adopted the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises Accounting for the Discontinuation of Application of FASB Statement No. 71" with respect to their electric generation operations, in the second quarter of 1998. The transmission and distribution portion of Met-Ed and Penelec's operations will continue to be subject to the provisions of FAS 71. See Note 2 - Accounting for Non-recurring Items.

      JCP&L will discontinue the application of FAS 71 and apply FAS 101 for its electric generation operations no later than when it receives NJBPU approval of its restructuring plans.

      Regulatory Assets, Net as reflected in the September 30, 1998 Consolidated Balance Sheets in accordance with the provisions of FAS 71, were as follows:

GPU, Inc. and Subsidiary Companies                         (in thousands)
----------------------------------                          September 30,
                                                                1998
                                                            -------------

Competitive transition charge per PaPUC Order                 $  989,815
                                                               =========

Other regulatory assets, net:
Reserve for generation divestiture (JCP&L)                    $  132,748
Phase II reserve for generation divestiture                    1,360,375
Income taxes recoverable through future rates                    379,105
Income taxes refundable through future rates                     (54,519)
Net investment in TMI-2                                           68,009
TMI-2 decommissioning costs                                      131,737
Nonutility generation contract buyout costs                      131,458
Unamortized property losses                                       83,385
Other postretirement benefits                                     74,601
Environmental remediation                                         44,447
N.J. unit tax                                                     34,929
Unamortized loss on reacquired debt                               33,234
Load and demand-side management programs                          16,445
N.J. low-level radwaste disposal                                  25,685
DOE enrichment facility decommissioning                           29,542
Nuclear fuel disposal fee                                         21,467
Storm damage                                                      31,255
Deferred nonutility generation costs
  not in current rates                                           (16,067)
Future nonutility generation costs not in CTC                    375,820
Public utility realty taxes (PURTA)                                6,881
Other regulatory liabilities                                     (20,235)
Other regulatory assets                                           10,283
                                                               ---------
     Total other regulatory assets, net                       $2,900,585
                                                              ==========

                                                           Financial Statements
                                                                    Item 6(b) 4
                                                                  Page 17 of 36


JCP&L                                                    (in thousands)
                                                         September 30,
                                                              1998
                                                         --------------
Other regulatory assets, net:
Reserve for generation divestiture                          $  132,749
Income taxes recoverable through future rates                  134,028
Income taxes refundable through future rates                   (35,964)
Net investment in TMI-2                                         68,009
TMI-2 decommissioning costs                                     29,474
Nonutility generation contract buyout costs                    126,458
Unamortized property losses                                     83,346
Other postretirement benefits                                   47,317
Environmental remediation                                       44,447
N.J. unit tax                                                   34,929
Unamortized loss on reacquired debt                             26,655
Load and demand-side management programs                        16,445
N.J. low-level radwaste disposal                                25,685
DOE enrichment facility decommissioning                         18,502
Nuclear fuel disposal fee                                       21,197
Storm damage                                                    31,255
Other regulatory liabilities                                   (19,311)
Other regulatory assets                                          7,748
                                                             ---------
     Total other regulatory assets, net                     $  792,969
                                                             =========


Met-Ed                                                  (in thousands)
                                                         September 30,
                                                             1998

Competitive transition charge per PaPUC Order              $  657,655
                                                            =========

Other regulatory assets, net:
Transmission & Distribution related:
  Income taxes recoverable through future rates             $  111,303
  Income taxes refundable through future rates                 (11,081)
  Nonutility generation contract buyout costs                    5,000
  Other postretirement benefits                                 27,284
  Unamortized loss on reacquired debt                            2,011
  DOE enrichment facility decommissioning                        7,498
  Other regulatory liabilities                                    (924)
  Other regulatory assets                                          232
                                                             ---------
    Subtotal                                                $  141,323
                                                             ---------

Generation related:
  Unamortized property losses                                       39
  Unamortized loss on reacquired debt                            1,131
  Nuclear fuel disposal fee                                        151
  Other regulatory assets                                          321
                                                             ---------
    Subtotal                                                $    1,642
                                                             ---------

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 18 of 36


                                                         (in thousands)
                                                         September 30,
                                                              1998
                                                          ------------

Other:
  Phase II reserve for generation divestiture               $  423,003
  TMI-2 decommissioning costs                                   71,103
  Deferred nonutility generation costs
    not in current rates                                        (7,746)
  Future nonutility generation costs not in CTC                276,660
  Public utility realty taxes (PURTA)                            3,130
  Other regulatory assets                                          725
                                                             ---------
    Subtotal                                                $  766,875
                                                             ---------

    Total other regulatory assets, net                      $  909,840
                                                             =========


Penelec                                                  (in thousands)
                                                         September 30,
                                                              1998

Competitive transition charge per PaPUC Order               $  332,160
                                                             =========

Other regulatory assets, net:
Transmission & Distribution related:
  Income taxes recoverable through future rates             $  133,774
  Income taxes refundable through future rates                  (7,475)
  Unamortized loss on reacquired debt                            2,200
  DOE enrichment facility decommissioning                        3,542
                                                             ---------
    Subtotal                                                $  132,041
                                                             ---------

Generation related:
  Unamortized loss on reacquired debt                            1,237
  Nuclear fuel disposal fee                                        119
  Other regulatory assets                                          343
                                                             ---------
    Subtotal                                                $    1,699
                                                             ---------

Other:
  Phase II reserve for generation divestiture               $  937,372
  TMI-2 decommissioning costs                                   31,160
  Deferred nonutility generation costs
    not in current rates                                        (8,321)
  Future nonutility generation costs not in CTC                 99,160
  Public utility realty taxes (PURTA)                            3,751
  Other regulatory assets                                          914
                                                             ---------
    Subtotal                                                $1,064,036
                                                            ----------

    Total other regulatory assets, net                      $1,197,776
                                                            ==========

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 19 of 36


Competitive transition charge: Represents the stranded cost recovery amounts allowed by the PaPUC, which are to be collected from customers of Met-Ed and Penelec, beginning January 1, 1999, over twelve-year and eleven-year transition periods, respectively. Stranded costs, as defined by the Pennsylvania Competition Act, include an electric utility's known and measurable generation-related costs, which would have been recoverable in the former regulated market, but are not recoverable in a competitive electric generation market.

Reserve for generation  divestiture (JCP&L):  Represents generation  divestiture
shortfall  which  is  probable  of  recovery  in  future  rates,   inclusive  of
divestiture transaction costs.

Phase II reserve for generation divestiture (Met-Ed and Penelec): Represents generation divestiture CTC shortfall to be addressed in a Phase II rate restructuring order, inclusive of future closure costs of various ash disposal sites; amounts related to the remediation of Penelec's Seward station property; costs for a voluntary enhanced retirement program offered to Genco employees; certain income tax-related items; and divestiture transaction costs.

Income taxes recoverable/refundable through future rates: Represents amounts deferred due to the implementation of FAS 109, "Accounting for Income Taxes," in 1993.

Net investment in TMI-2: Represents costs that are recoverable through rates for the GPU Energy companies' remaining investment in the plant and fuel core.

TMI-2 decommissioning costs: Represents costs that are recoverable through rates for the GPU Energy companies' radiological decommissioning and the cost of removal of nonradiological structures and materials in accordance with the 1995 site-specific study (in 1998 dollars). For additional information, see Nuclear Plant Retirement Costs.

Nonutility generation contract buyout costs: Represents amounts incurred for terminating power purchase contracts with NUGs, for which rate recovery has been granted or is probable.

Unamortized property losses: Consists mainly of costs associated with JCP&L's Forked River project, which are included in rates.

Other postretirement benefits: Includes costs associated with the adoption of FAS 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions," which are deferred in accordance with Emerging Issues Task Force
(EITF) Issue 92-12, "Accounting for OPEB Costs by Rate-Regulated Enterprises."

Environmental remediation: Consists of amounts related to the investigation and remediation of several manufactured gas plant sites formerly owned by JCP&L, as well as several other JCP&L sites; Penelec's Seward station property; and future closure costs of various ash disposal sites for the GPU Energy companies. For additional information, see Environmental Matters.

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 20 of 36


N.J. unit tax: Represents certain state taxes, with interest, for which JCP&L received NJBPU approval in 1993 to recover over a ten-year period.

Unamortized loss on reacquired debt: Represents premiums and expenses incurred in the early redemption of long-term debt. In accordance with FERC regulations, reacquired debt costs are amortized over the remaining original life of the retired debt.

Load and demand-side management (DSM) programs: Consists of load management costs and other DSM program expenditures that are currently being recovered, with interest, through JCP&L's retail base rates and demand-side factor. Also includes provisions for lost revenues between base rate cases and performance incentives.

N.J. low-level radwaste disposal: Represents the estimated assessment for the siting of a disposal facility for low-level waste from Oyster Creek, less amortization, as allowed in JCP&L's rates.

Department of Energy (DOE) enrichment facility decommissioning: Represents payments to the DOE over a 15-year period which began in 1994.

Nuclear fuel disposal fee: Represents amounts recoverable through rates for estimated future disposal costs for spent nuclear fuel at Oyster Creek and Three Mile Island Unit 1 (TMI-1) in accordance with the Nuclear Waste Policy Act of 1982.

Storm damage: Relates to incremental noncapital costs associated with various storms in the JCP&L service territory that are not recoverable through insurance. These amounts were deferred based upon past rate recovery precedent. An annual amortization amount is included in JCP&L's retail base rates and is charged to expense.

Deferred nonutility generation costs not in current rates: Represents NUG operating costs which are not reflected in Met-Ed and Penelec's current rates, for which rate recovery has been assured (see Management's Discussion and Analysis - Competitive Environment).

Future nonutility generation costs not in CTC: Represents future NUG operating costs which are not presently included in Met-Ed and Penelec's CTC, for which recovery has been assured. The amounts collected will be adjusted every five years over the life of each NUG contract.

Public utility realty taxes (PURTA): Represents additional assessments under the public utility realty tax, which are recoverable through Met-Ed and Penelec's state tax adjustment surcharges.

Accounting Matters:

      In June 1998,  Statement of Financial  Accounting  Standards  No. 133 (FAS
133), "Accounting for Derivative Instruments and Hedging Activities" was issued. FAS 133 requires that companies recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. To comply with this statement, GPU will be required to include

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 21 of 36


its derivative transactions on its balance sheet at fair value, and recognize the subsequent changes in fair value as either gains or losses in earnings or reported as a component of other comprehensive income, depending upon the intended use and designation of the derivative as a hedge. This statement is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. GPU expects to adopt this statement in the first quarter of 2000. GPU is in the process of evaluating the impact of FAS 133.

      Statement of Financial Accounting Standards No. 121 (FAS 121), "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of," requires that regulatory assets meet the recovery criteria of FAS 71 on an ongoing basis in order to avoid a write-down. In addition, FAS 121 requires that long-lived assets, identifiable intangibles, capital leases and goodwill be reviewed for impairment whenever events occur or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. FAS 121 also requires the recognition of impairment losses when the carrying amounts of those assets are greater than the estimated cash flows expected to be generated from the use and eventual disposition of the assets.

      Should the restructuring proceeding in New Jersey result in substantial disallowance of certain capital additions; the disallowance of certain stranded costs; reduction in cost of capital allowances on certain elements of plant and cost deferrals; and tariff rate unbundling reflecting an allocation of costs to the transmission and distribution activities lower than that proposed by JCP&L, management believes that the outcome of that proceeding would have a material adverse effect on GPU's future earnings.


                               NUCLEAR FACILITIES
                               ------------------

      The GPU Energy companies have made investments in three major nuclear projects -- TMI-1 and Oyster Creek, both of which are operating generation facilities, and TMI-2, which was damaged during a 1979 accident. TMI-1 and TMI-2 are jointly owned by JCP&L, Met-Ed and Penelec in the percentages of 25%, 50% and 25%, respectively. Oyster Creek is owned by JCP&L. At September 30, 1998, the GPU Energy companies' net investment in TMI-1 and Oyster Creek, including nuclear fuel, was as follows:

                                                Net Investment (in millions)
                                                ----------------------------
                                                TMI-1          Oyster Creek
                                                -----          ------------
               September 30, 1998
               ------------------
               JCP&L                            $ 22                  $688
               Met-Ed                             43                     -
               Penelec                            21                     -
                                                 ---                   ---
                 Total                          $ 86                  $688
                                                 ===                   ===

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 22 of 36


       JCP&L's net investment in TMI-2 at September 30, 1998 was $68 million. JCP&L is collecting revenues for TMI-2 on a basis which provides for the recovery of its remaining investment in the plant by 2008. In June 1998, Met-Ed and Penelec received PaPUC Restructuring Orders which were subsequently amended in October 1998 by the final Restructuring Orders. The companies discontinued the application of FAS 71 and adopted the provisions of FAS 101 with respect to their electric generation operations in the second quarter of 1998. Accordingly, Met-Ed and Penelec wrote-off their remaining investment in TMI-2 of $1 million and $7 million, respectively.

       Costs associated with the operation, maintenance and retirement of nuclear plants have continued to be significant and less predictable than costs associated with other sources of generation, in large part due to changing regulatory requirements, safety standards, availability of nuclear waste disposal facilities and experience gained in the construction and operation of nuclear facilities. The GPU Energy companies may also incur costs and experience reduced output at their nuclear plants because of the prevailing design criteria at the time of construction and the age of the plants' systems and equipment. In addition, for economic or other reasons, operation of these plants for the full term of their operating licenses cannot be assured. Also, not all risks associated with the ownership or operation of nuclear facilities may be adequately insured or insurable. Consequently, the recovery of costs associated with nuclear projects, including replacement power, any unamortized investment at the end of each plant's useful life (whether scheduled or premature), the carrying costs of that investment and retirement costs, is not assured. (See Competition and the Changing Regulatory Environment.)

       In addition to the continued operation of the Oyster Creek facility, JCP&L has been exploring the sale or early retirement of the plant to mitigate costs associated with its continued operation. In July 1998, GPU, Inc. announced that it was unable to identify a buyer for the Oyster Creek facility. GPU does not anticipate making a final decision on the plant before the NJBPU rules on JCP&L's restructuring filing. If a decision is made to retire the plant early, retirement would likely occur in 2000. Although management believes that the current rate structure would allow for the recovery of and return on its net investment in the plant and provide for decommissioning costs, there can be no assurance that such costs will be fully recoverable. (See Management's Discussion and Analysis Competitive Environment).

       In October 1998, GPU entered into definitive purchase agreements to sell TMI-1 to AmerGen Energy Company, LLC (AmerGen), a joint venture between PECO Energy and British Energy. Highlights of the agreements are presented in the Competitive Environment section of Management's Discussion and Analysis.

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 23 of 36


TMI-2:
------

      As a result of the 1979 TMI-2 accident, individual claims for alleged personal injury (including claims for punitive damages), which are material in amount, have been asserted against GPU, Inc. and the GPU Energy companies. Approximately 2,100 of such claims were filed in the United States District Court for the Middle District of Pennsylvania. Some of the claims also seek recovery for injuries from alleged emissions of radioactivity before and after the accident.

      At the time of the TMI-2 accident, as provided for in the Price-Anderson Act, the GPU Energy companies had (a) primary financial protection in the form of insurance policies with groups of insurance companies providing an aggregate of $140 million of primary coverage, (b) secondary financial protection in the form of private liability insurance under an industry retrospective rating plan providing for up to an aggregate of $335 million in premium charges under such plan, and (c) an indemnity agreement with the NRC for up to $85 million, bringing their total financial protection up to an aggregate of $560 million. Under the secondary level, the GPU Energy companies are subject to a retrospective premium charge of up to $5 million per reactor, or a total of $15 million (JCP&L $7.5 million; Met-Ed $5 million; Penelec $2.5 million).

      In October 1995, the U.S. Court of Appeals for the Third Circuit ruled that the Price-Anderson Act provides coverage under its primary and secondary levels for punitive as well as compensatory damages, but that punitive damages could not be recovered against the Federal Government under the third level of financial protection. In so doing, the Court of Appeals referred to the "finite fund" (the $560 million of financial protection under the Price-Anderson Act) to which plaintiffs must resort to get compensatory as well as punitive damages.

      The Court of Appeals also ruled that the standard of care owed by the defendants to a plaintiff was determined by the specific level of radiation which was released into the environment, as measured at the site boundary, rather than as measured at the specific site where the plaintiff was located at the time of the accident (as the defendants proposed). The Court of Appeals also held that each plaintiff still must demonstrate exposure to radiation released during the TMI-2 accident and that such exposure had resulted in injuries. In 1996, the U.S. Supreme Court denied petitions filed by GPU, Inc. and the GPU Energy companies to review the Court of Appeals' rulings.

      In June 1996, the District Court granted a motion for summary judgment filed by GPU, Inc. and the GPU Energy companies, and dismissed all of the 2,100 pending claims. The Court ruled that there was no evidence which created a genuine issue of material fact warranting submission of plaintiffs' claims to a jury. The plaintiffs have appealed the District Court's ruling to the Court of Appeals for the Third Circuit, before which the matter is pending. There can be no assurance as to the outcome of this litigation.

      Based on the above, GPU, Inc. and the GPU Energy companies believe that any liability to which they might be subject by reason of the TMI-2 accident will not exceed their financial protection under the Price-Anderson Act.

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 24 of 36



                         NUCLEAR PLANT RETIREMENT COSTS
                         ------------------------------

      Retirement costs for nuclear plants include decommissioning the radiological portions of the plants and the cost of removal of nonradiological structures and materials. The disposal of spent nuclear fuel is covered separately by contracts with the DOE.

      In 1990, the GPU Energy companies submitted a report, in compliance with Nuclear Regulatory Commission (NRC) regulations, setting forth a funding plan (employing the external sinking fund method) for the decommissioning of their nuclear reactors. Under this plan, the GPU Energy companies intend to complete the funding for Oyster Creek and TMI-1 by the end of the plants' license terms, 2009 and 2014, respectively. The TMI-2 funding completion date is 2014, consistent with TMI-2's remaining in long-term storage and being decommissioned at the same time as TMI-1. Based on NRC studies, a comparable funding target was developed for TMI-2 which took the accident into account. Under the NRC regulations, the funding targets (in 1998 dollars) are as follows:

                                  (in millions)
                                                             Oyster
                           TMI-1             TMI-2            Creek
                           -----             -----            -----

JCP&L                      $ 47               $ 74             $319
Met-Ed                       93                148                -
Penelec                      47                 74                -
                            ---                ---              ---
    Total                  $187               $296             $319
                            ===                ===              ===

      The funding targets, while not considered cost estimates, are reference levels designed to assure that licensees demonstrate adequate financial responsibility for decommissioning. While the NRC regulations address activities related to the removal of the radiological portions of the plants, they do not establish residual radioactivity limits nor do they address costs related to the removal of nonradiological structures and materials.

      In 1995, a consultant to GPUN performed site-specific studies of TMI-1, TMI-2 and Oyster Creek, that considered various decommissioning methods and estimated the cost of decommissioning the radiological portions and the cost of removal of the nonradiological portions of each plant, using the prompt removal/dismantlement method. GPUN management has reviewed the methodology and assumptions used in these studies, is in agreement with them, and believes the results are reasonable. The NRC may require an acceleration of the decommissioning funding for Oyster Creek if the plant is retired early. The retirement cost estimates under the site-specific studies are as follows (in 1998 dollars):
                                  (in millions)
                                                                     Oyster
                                   TMI-1            TMI-2            Creek
                                   -----            -----            -----

Radiological decommissioning       $342             $415             $402
Nonradiological cost of removal      84               34 *             39
                                    ---              ---              ---
    Total                          $426             $449             $441
                                    ===              ===              ===

* Net of $12.0 million spent as of September 30, 1998.

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 25 of 36


      Each of the GPU Energy companies is responsible for retirement costs in proportion to its respective ownership percentage.

      In October 1998, GPU entered into definitive agreements to sell TMI-1 to AmerGen. The agreements provide, among other things, that upon closing, the GPU Energy companies will fund the TMI-1 decommissioning trusts up to $320 million and AmerGen will assume all TMI-1 decommissioning liabilities. If all the necessary regulatory approvals, as well as certain Internal Revenue Service rulings, are obtained, then the transfer of all the TMI-1 decommissioning liabilities and expenses to AmerGen will take place at the financial closing.

      The ultimate cost of retiring the GPU Energy companies' nuclear facilities may be different from the cost estimates contained in these site-specific studies. Such costs are subject to (a) the escalation of various cost elements (for reasons including, but not limited to, general inflation), (b) the further development of regulatory requirements governing decommissioning, (c) the technology available at the time of decommissioning, and (d) the availability of nuclear waste disposal facilities.

      The GPU Energy companies charge to depreciation expense and accrue retirement costs based on amounts being collected from customers. Customer collections are contributed to external trust funds. These deposits, including the related earnings, are classified as Nuclear decommissioning trusts, at market on the Consolidated Balance Sheets. Accounting for retirement costs may change based upon the FASB Exposure Draft discussed below.

      The FASB has issued an Exposure Draft titled "Accounting for Certain Liabilities Related to Closure or Removal of Long-Lived Assets," which includes nuclear plant retirement costs. If the Exposure Draft is adopted, Oyster Creek and TMI-1 future retirement costs would have to be recognized as a liability immediately, rather than the current industry practice of accruing these costs in accumulated depreciation over the life of the plants. A regulatory asset for amounts probable of recovery through rates would also be established. Any amounts not probable of recovery through rates would have to be charged to expense. (For TMI-2, a liability (in 1998 dollars) has already been recognized, based on the 1995 site-specific study because the plant is no longer operating (see TMI-2)). The effective date of this proposed accounting change has not yet been established.

TMI-1 and Oyster Creek:

      The NJBPU has granted JCP&L annual revenues for TMI-1 and Oyster Creek retirement costs of $2.5 million and $13.5 million, respectively. These annual revenues are based on both the NRC funding targets for radiological decommissioning costs and a site-specific study which was performed in 1988 for nonradiological costs of removal. The Stipulation of Final Settlement approved by the NJBPU in 1997 allows for JCP&L's future collection of retirement costs to increase annually to $5.2 million and $22.5 million for TMI-1 and Oyster Creek, respectively, beginning in 1998, based on the 1995 site-specific study estimates.

      The PaPUC has granted Met-Ed annual revenues for TMI-1 retirement costs of $8.5 million based on both the NRC funding target for radiological

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 26 of 36


decommissioning costs and the 1988 site-specific study for nonradiological costs of removal. The PaPUC also granted Penelec annual revenues of $4.2 million for its share of TMI-1 retirement costs, on a basis consistent with that granted Met-Ed. As part of their restructuring plans filed with the PaPUC in June 1997, Met-Ed and Penelec have requested that these amounts be increased to reflect the estimated retirement costs contained in the 1995 site-specific study for radiological decommissioning and nonradiological costs of removal. In October 1998, Met-Ed and Penelec received final PaPUC Restructuring Orders, which granted recovery of an interim level of TMI-1 decommissioning costs as part of the CTC. This amount will be adjusted in Phase II of Met-Ed and Penelec's restructuring proceedings, once the net proceeds from the nuclear, fossil-fuel and hydroelectric generation divestiture are determined.

      The amounts charged to depreciation expense for the nine months ended September 30, 1998 and the provisions for the future expenditure of these funds, which have been made in accumulated depreciation, are as follows:

                                  (in millions)
                                                                    Oyster
                                                   TMI-1            Creek
                                                   -----            -----
Amount expensed for the nine months
ended September 30, 1998:
    JCP&L                                          $  4             $ 17
    Met-Ed                                            6                -
    Penelec                                           3                -
                                                    ---              ---
                                                   $ 13             $ 17
                                                    ===              ===

                                  (in millions)
                                                                    Oyster
                                                   TMI-1            Creek
                                                   -----            -----
Accumulated depreciation provision
at September 30, 1998:
    JCP&L                                          $ 43             $243
    Met-Ed                                           77                -
    Penelec                                          36                -
                                                    ---              ---
                                                   $156             $243
                                                    ===              ===

      Management believes that any TMI-1 and Oyster Creek retirement costs, in excess of those currently recognized for ratemaking purposes, should be recoverable from customers.

TMI-2:
------

      The estimated liabilities for TMI-2 future retirement costs (reflected as Three Mile Island Unit 2 Future Costs on the Consolidated Balance Sheets) as of September 30, 1998 are as follows:

                                      (in millions)

                           GPU          JCP&L           Met-Ed          Penelec
                           ---          -----           ------          -------

September 30, 1998         $464         $116            $232            $116

                                                           Financial Statements
                                                                    Item 6(b) 4
                                                                  Page 27 of 36


      These amounts are based upon the 1995 site-specific study estimates (in 1998 dollars) discussed above and an estimate for remaining incremental monitored storage costs of $16 million (JCP&L $4 million; Met-Ed $8 million; Penelec $4 million) as of September 30, 1998, as a result of TMI-2's entering long-term monitored storage in 1993. The GPU Energy companies are incurring annual incremental monitored storage costs of approximately $1 million (JCP&L $250 thousand; Met-Ed $500 thousand; Penelec $250 thousand).

      Offsetting the $464 million liability at September 30, 1998 is $259 million which management believes is probable of recovery from customers and included in Competitive transition charge (Met-Ed $74 million; Penelec $50 million) and Other regulatory assets, net (JCP&L $33 million; Met-Ed $71 million; Penelec $31 million) on the Consolidated Balance Sheets, and $233 million (JCP&L $91 million; Met-Ed $93 million; Penelec $49 million) in trust funds for TMI-2 and included in Nuclear decommissioning trusts, at market on the Consolidated Balance Sheets. Earnings on trust fund deposits are included in amounts shown on the Consolidated Balance Sheets under Competitive transition charge and Other regulatory assets. TMI-2 decommissioning costs charged to depreciation expense during the nine months ended September 30, 1998 amounted to $10 million (JCP&L $2 million; Met-Ed $7 million; Penelec $1 million).

      The NJBPU has granted JCP&L, TMI-2 decommissioning revenues for the NRC funding target and allowances for the cost of removal of nonradiological structures and materials. In addition, JCP&L is recovering its share of TMI-2's incremental monitored storage costs. The Stipulation of Final Settlement approved by the NJBPU in 1997 adjusts JCP&L's future revenues for retirement costs based on the 1995 site-specific study estimates, beginning in 1998. In October 1998, Met-Ed and Penelec received final PaPUC Restructuring Orders, which granted recovery of TMI-2 decommissioning costs as part of the CTC, but also allowed Met-Ed and Penelec to defer as a regulatory asset those amounts that are above the level provided for in the CTC.

      At September 30, 1998, the accident-related portion of TMI-2 radiological decommissioning costs is considered to be $73 million (JCP&L $18 million, Met-Ed $37 million; Penelec $18 million), which is the difference between the 1995 TMI-1 and TMI-2 site-specific study estimates (in 1998 dollars). In connection with rate case resolutions at the time, JCP&L, Met-Ed and Penelec made contributions to irrevocable external trusts relating to their shares of the accident-related portions of the decommissioning liability. In 1990, JCP&L contributed $15 million and in 1991, Met-Ed and Penelec contributed $40 million and $20 million, respectively, to irrevocable external trusts. These contributions were not recovered from customers and have been expensed. The GPU Energy companies will not pursue recovery from customers for any of these amounts contributed in excess of the $73 million accident-related portion referred to above.

      JCP&L intends to seek recovery for any increases in TMI-2 retirement costs, and Met-Ed and Penelec intend to seek recovery for any increases in the nonaccident-related portion of such costs, but recognize that recovery cannot be assured.

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 28 of 36


                                    INSURANCE
                                    ---------

      GPU has insurance (subject to retentions and deductibles) for its operations and facilities including coverage for property damage, liability to employees and third parties, and loss of use and occupancy (primarily incremental replacement power costs). There is no assurance that GPU will maintain all existing insurance coverages. Losses or liabilities that are not completely insured, unless allowed to be recovered through ratemaking, could have a material adverse effect on the financial position of GPU.

      The decontamination liability, premature decommissioning and property damage insurance coverage for the TMI station and for Oyster Creek totals $2.7 billion per site. In accordance with NRC regulations, these insurance policies generally require that proceeds first be used for stabilization of the reactors and then to pay for decontamination and debris removal expenses. Any remaining amounts available under the policies may then be used for repair and restoration costs and decommissioning costs. Consequently, there can be no assurance that in the event of a nuclear incident, property damage insurance proceeds would be available for the repair and restoration of that station.

      The Price-Anderson Act limits GPU's liability to third parties for a nuclear incident at one of its sites to approximately $9.9 billion. Coverage for the first $200 million of such liability is provided by private insurance. The remaining coverage, or secondary financial protection, is provided by retrospective premiums payable by all nuclear reactor owners. Under secondary financial protection, a nuclear incident at any licensed nuclear power reactor in the country, including those owned by the GPU Energy companies, could result in assessments of up to $88 million per incident for each of the GPU Energy companies' two operating reactors, subject to an annual maximum payment of $10 million per incident per reactor. In addition to the retrospective premiums payable under the Price-Anderson Act, the GPU Energy companies are also subject to retrospective premium assessments of up to $26.8 million (JCP&L $16.8 million; Met-Ed $6.7 million; Penelec $3.3 million) in any one year under insurance policies applicable to nuclear operations and facilities.

      The GPU Energy companies have insurance coverage for incremental replacement power costs resulting from an accident-related outage at their nuclear plants. Coverage commences after a 17 week waiting period at $3.5 million per week, and after 23 weeks of an outage, continues for three years beginning at $1.8 million and $2.6 million per week for the first year for Oyster Creek and TMI-1, respectively, decreasing to 80% of such amounts for years two and three.


                              ENVIRONMENTAL MATTERS
                              ---------------------

      As a result of existing and proposed legislation and regulations, and ongoing legal proceedings dealing with environmental matters, including but not limited to acid rain, water quality, ambient air quality, global warming, electromagnetic fields, and storage and disposal of hazardous and/or toxic wastes, GPU may be required to incur substantial additional costs to construct new equipment, modify or replace existing and proposed equipment,

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 29 of 36


remediate, decommission or cleanup waste disposal and other sites currently or formerly used by it, including formerly owned manufactured gas plants (MGP), coal mine refuse piles and generation facilities.

      To comply with Titles I and IV of the federal Clean Air Act Amendments of 1990 (Clean Air Act), the GPU Energy companies expect to spend up to $248 million (JCP&L $44 million; Met-Ed $98 million; Penelec $106 million) for air pollution control equipment by the year 2000, of which approximately $242 million (JCP&L $43 million; Met-Ed $96 million; Penelec $103 million) has already been spent. In developing their least-cost plan to comply with the Clean Air Act, the GPU Energy companies will continue to evaluate major capital investments compared to participation in the sulfur dioxide (SO2) emission allowance market, the expected nitrogen oxide (NOx) emissions trading market and the use of low-sulfur fuel or retirement of facilities. In 1994, the Ozone Transport Commission (OTC), consisting of representatives of 12 northeast states (including New Jersey and Pennsylvania) and the District of Columbia, proposed reductions in NOx emissions it believes necessary to meet ambient air quality standards for ozone and the statutory deadlines set by the Clean Air Act. Effective November 1997, the Pennsylvania Environmental Quality Board adopted regulations implementing the OTC's proposed NOx reductions and in December 1997, the New Jersey Department of Environmental Protection developed a proposal with the electric utility industry on a plan to implement the OTC's proposed NOx reductions. The GPU Energy companies expect that the U.S. Environmental Protection Agency (EPA) will approve state implementation plans, including those in Pennsylvania and New Jersey, and that as a result, they will spend an estimated $6 million (JCP&L $0.2 million; Met-Ed $2.8 million; Penelec $3.0 million) (included in the above total), to meet the 1999 seasonal reductions agreed upon by the OTC. The OTC has stated that it anticipates that additional NOx reductions will be necessary to meet the Clean Air Act's 2005 National Ambient Air Quality Standard for ozone. However, the specific requirements that will have to be met at that time have not been finalized. In addition, in July 1997 the EPA adopted new, more stringent rules on ozone and particulate matter. Several groups have filed suit in the U.S. Court of Appeals to overturn these new air quality standards on the grounds that, among other things, they are based on inadequate scientific evidence. Also, legislation has been introduced in the Congress that would impose a four-year moratorium on any new standards under the Clean Air Act. The GPU Energy companies are unable to determine what additional costs, if any, will be incurred if the EPA rules are upheld.

      GPU has been formally notified by the EPA and state environmental authorities that it is among the potentially responsible parties (PRPs) who may be jointly and severally liable to pay for the costs associated with the investigation and remediation at hazardous and/or toxic waste sites in the following number of instances (in some cases, more than one company is named for a given site):

   JCP&L      MET-ED   PENELEC     GPUN        GPU,INC.                TOTAL
   -----      ------   -------     ----        --------                -----

    7           4        2           1             1                    12

      In addition, certain of the GPU companies have been requested to participate in the remediation or supply information to the EPA and state

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 30 of 36

environmental authorities on several other sites for which they have not been formally named as PRPs, although the EPA and state authorities may nevertheless consider them as PRPs. Certain of the GPU companies have also been named in lawsuits requesting damages (which are material in amount) for hazardous and/or toxic substances allegedly released into the environment. The ultimate cost of remediation will depend upon changing circumstances as site investigations continue, including (a) the existing technology required for site cleanup, (b) the remedial action plan chosen and (c) the extent of site contamination and the portion attributed to the GPU companies involved.

      In 1997, the EPA filed a complaint against GPU, Inc. in the United States District Court for the District of Delaware for enforcement of its unilateral order issued against GPU, Inc. to clean up the former Dover Gas Light Company (Dover) manufactured gas production site in Dover, Delaware. Dover was part of the AGECO/AGECORP group of companies from 1929 until 1942 and GPU, Inc. emerged from the AGECO/AGECORP reorganization proceedings. All of the common stock of Dover was sold in 1942 by a member of the AGECO/AGECORP group to an unaffiliated entity, and was subsequently acquired by Chesapeake Utilities Corporation. According to the complaint, the EPA is seeking up to $0.5 million in past costs, $4.2 million for work in connection with the cleanup of the Dover site and approximately $19 million in penalties. GPU, Inc. has responded to the EPA complaint stating that such claims should be dismissed because, among other things, they are barred by the operation of the Final Decree entered by the United States District Court for the Southern District of New York at the conclusion of the 1946 reorganization proceedings of AGECO/AGECORP. Chesapeake Utilities Corporation has also sued GPU, Inc. for a contribution to the cleanup of the Dover site. In December 1997, the Court refused to dismiss the complaint; GPU, Inc. has requested that the Court reconsider its decision. There can be no assurance as to the outcome of these proceedings.

       Pursuant to federal environmental monitoring requirements, Penelec has reported to the Pennsylvania Department of Environmental Protection (PaDEP) that contaminants from coal mine refuse piles were identified in storm water run-off at Penelec's Seward station property. Penelec signed a modified Consent Order, which became effective December 1996, that establishes a schedule for submitting a plan for long-term remediation, based on future operating scenarios. Penelec currently estimates that the remediation of the Seward station property will range from $12 million to $20 million and has a recorded liability of $12 million at September 30, 1998. These cost estimates are subject to uncertainties based on continuing discussions with the PaDEP as to the method of remediation, the extent of remediation required and available cleanup technologies. Penelec expects recovery of these remediation costs in Phase II of its restructuring proceeding and has recorded a corresponding regulatory asset of approximately $12 million at September 30, 1998.

       In 1997, the GPU Energy companies filed with the PaDEP applications for re-permitting seven (JCP&L - one; Met-Ed - three; Penelec - three) operating ash disposal sites, including projected site closure procedures and related cost estimates. The cost estimates for the closure of these sites range from approximately $17 million to $22 million, and a liability of $17 million (JCP&L $1 million; Met-Ed $4 million; Penelec $12 million) is reflected on the Consolidated Balance Sheets at September 30, 1998. JCP&L has requested recovery of its share of closure costs in its restructuring plan filed with


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                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 31 of 36


the NJBPU in July 1997. Met-Ed and Penelec expect recovery of these costs in Phase II of their restructuring proceedings. As a result, a regulatory asset of $17 million is reflected on the Consolidated Balance Sheets at September 30, 1998.

       JCP&L has entered into agreements with the New Jersey Department of Environmental Protection for the investigation and remediation of 17 formerly owned MGP sites. JCP&L has also entered into various cost-sharing agreements with other utilities for most of the sites. As of September 30, 1998, JCP&L has spent approximately $30 million in connection with the cleanup of these sites. In addition, JCP&L has recorded an estimated environmental liability of $46 million relating to expected future costs of these sites (as well as two other properties). This estimated liability is based upon ongoing site investigations and remediation efforts, which generally involve capping the sites and pumping and treatment of ground water. Moreover, the cost to clean up these sites could be materially in excess of $46 million due to significant uncertainties, including changes in acceptable remediation methods and technologies.

       In 1997, JCP&L's request to establish a Remediation Adjustment Clause for the recovery of MGP remediation costs was approved by the NJBPU as part of the Stipulation of Final Settlement. At September 30, 1998, JCP&L had recorded on its Consolidated Balance Sheet a regulatory asset of $38 million. JCP&L is continuing to pursue reimbursement from its insurance carriers for remediation costs already spent and for future estimated costs. In 1994, JCP&L filed a complaint with the Superior Court of New Jersey against several of its insurance carriers, relative to these MGP sites. Pretrial discovery is continuing.


                       OTHER COMMITMENTS AND CONTINGENCIES
                       -----------------------------------

GPUI Group:
-----------

       At September 30, 1998, the GPUI Group had investments totaling approximately $2.4 billion in businesses and facilities located in foreign countries. Although management attempts to mitigate the risk of investing in certain foreign countries by securing political risk insurance, the GPUI Group faces additional risks inherent to operating in such locations, including foreign currency fluctuations (see Management's Discussion and Analysis - GPUI Group).

       At September 30, 1998, GPU, Inc.'s aggregate investment in the GPUI Group was $526 million; GPU, Inc. has also guaranteed up to an additional $996 million of GPUI Group obligations. Of this amount, $733 million is included in Long-term debt and Securities due within one year on GPU's Consolidated Balance Sheet at September 30, 1998; $30 million of that amount relates to a GPU International, Inc. (GPUI) revolving credit agreement; and $233 million relates to various other obligations of the GPUI Group.

       GPUI has ownership interests in three NUG projects which have long-term power purchase agreements with Niagara Mohawk Power Corporation (NIMO). In June 1998, NIMO executed a master agreement with 29 independent power

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 32 of 36


producers (IPP), including GPUI, whereby each of the IPP agreements were renegotiated and resulted in lump sum payments and/or new contracts with NIMO. As a result, the three GPUI NUG projects with NIMO were restructured. GPUI has deferred its net gain on the proceeds received from the settlements, which ensures recovery of the investment, and will recognize the gain in income over the ten year period of their restructured agreements with NIMO or until such time as an independent system operator (ISO) is established in New York State. The ISO for New York is expected to be implemented as early as 1999, at which time the net deferred gain resulting from the lump sum proceeds will be recognized in income.

       Midlands Electricity (Midlands) has invested in a power project in Pakistan (Uch Power Project) which was originally scheduled to begin commercial operation in late 1998. The Uch Power Project is a 586 MW facility of which Midlands is a 40% owner. The Pakistani government-owned utility has issued a notice of intent to terminate certain key project agreements. The notice asserts that various forms of corruption were involved in the original granting of the agreements to the Uch investors by the predecessor Pakistani government. GPU Electric, Inc. believes that this notice is similar to notices received by a number of other independent power projects in Pakistan.

       The Uch investors, including Midlands, strongly deny the allegations and are pursuing all available legal options to enforce their contractual rights under the project agreements. Construction of the Uch Power Project is complete, but commercial operations have been delayed pending resolution of the dispute with the Pakistani government. The Uch investors are continuing to explore remedies to the situation with officials of the Pakistani government and are working with the project lenders to ensure their continued support of the project. The project contractor has given notice of its desire to invoke dispute resolution procedures in relation to a claim for additional costs arising from the failure of the Uch Power Project to provide fuel gas and interconnection facilities. The Uch Power Project denies that it is liable for any additional costs arising from this delay.

       Through its 50% ownership in Midlands, GPU Electric, Inc.'s current investment in the Uch Power Project is approximately $32 million. In addition, the project lenders could require investors to make additional investments to the project under certain conditions. GPU Electric, Inc.'s share of the additional investment could amount to a maximum of approximately $12 million. There can be no assurance as to the outcome of this matter.

Other:
------

       GPU's capital programs, for which substantial commitments have been incurred and which extend over several years, contemplate expenditures of $471 million (JCP&L $169 million; Met-Ed $77 million; Penelec $87 million; Other $138 million) during 1998.

       The GPU Energy companies have entered into long-term contracts with nonaffiliated mining companies for the purchase of coal for certain generating stations in which they have ownership interests. The contracts, which expire at various dates between 1998 and 2007, require the purchase of either fixed or minimum amounts of the stations' coal requirements. The

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 33 of 36


price of the coal under the contracts is based on adjustments of indexed cost components. The GPU Energy companies' share of the cost of coal purchased under these agreements is expected to aggregate $171 million (JCP&L $26 million; Met-Ed $55 million; Penelec $90 million) for 1998.

       JCP&L has entered into agreements with other utilities to purchase capacity and energy for various periods through 2004. These agreements provide for up to 614 MW in 1998, declining to 529 MW in 1999 and 345 MW in 2000, through the expiration of the final agreement in 2004. Payments pursuant to these agreements are estimated to be $129 million in 1998, $111 million in 1999, $83 million in 2000, $92 million in 2001, and $101 million in 2002.

       In accordance with the Nuclear Waste Policy Act of 1982 (NWPA), the GPU Energy companies have entered into contracts with, and have been paying fees to, the DOE for the future disposal of spent nuclear fuel in a repository or interim storage facility. In December 1996, the DOE notified the GPU Energy companies and other standard contract holders that it will be unable to begin acceptance of spent nuclear fuel for disposal by 1998, as mandated by the NWPA. The DOE requested recommendations from contract holders for handling the delay. In January 1997, the GPU Energy companies, along with other electric utilities and state agencies, petitioned the U.S. Court of Appeals to, among other things, permit utilities to cease payments into the Federal Nuclear Waste Fund until the DOE complies with the NWPA. The DOE's inability to accept spent nuclear fuel by 1998 could have a material impact on GPU's results of operations, as additional costs may be incurred to build and maintain interim on-site storage at Oyster Creek. TMI-1 has sufficient on-site storage capacity to accommodate spent nuclear fuel through the end of its licensed life. In June 1997, a consortium of electric utilities, including GPUN, filed a license application with the NRC seeking permission to build an interim above-ground disposal facility for spent nuclear fuel in northwestern Utah. There can be no assurance as to the outcome of these matters.

       New Jersey and Connecticut have established the Northeast Compact, to construct a low-level radioactive waste disposal facility in New Jersey, which should commence operation by the end of 2003. GPUN's total share of the cost for developing, constructing and site licensing the facility is estimated to be $58 million, which will be paid through 2002. Through September 30, 1998, $6 million has been paid. As a result, at September 30, 1998, a liability of $52 million is reflected on the Consolidated Balance Sheets. JCP&L is recovering these costs from customers, and a regulatory asset has also been recorded. In February 1998, the New Jersey Low-Level Radwaste Facility Siting Board (Siting Board) voted to suspend the siting process in New Jersey. The Siting Board intended to return the unused funds to the generators, but the Governor has overruled this decision. Legislation is pending in the state Senate and the Assembly, however, that would mandate returning the unused funds to the generators, of which GPUN's share is approximately $2.6 million. GPUN cannot determine at this time what effect, if any, this matter will have on its operations.

       Pennsylvania, Delaware, Maryland and West Virginia have established the Appalachian Compact to construct a facility for the disposal of low-level radwaste in those states, including low-level radwaste from TMI-1. To date,

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 34 of 36


pre-construction costs of $33 million, out of an estimated $88 million, have been paid. Eleven nuclear plants have so far shared equally in the pre-construction costs; GPUN has contributed $3 million on behalf of TMI-1. Pennsylvania has stated that it may suspend the search for a low level radwaste disposal site in the state. GPUN cannot determine at this time what effect, if any, this may have on its operations.

       JCP&L's two operating nuclear units are subject to the NJBPU's annual nuclear performance standard. Operation of these units at an aggregate annual generating capacity factor below 65% or above 75% would trigger a charge or credit based on replacement energy costs. At current cost levels, the maximum annual effect on net income of the performance standard charge at a 40% capacity factor would be approximately $11 million before tax. While a capacity factor below 40% would generate no specific monetary charge, it would require the issue to be brought before the NJBPU for review. The annual measurement period, which begins in March of each year, coincides with that used for the Levelized Energy Adjustment Clause.

       At September 30, 1998, GPU, Inc. and consolidated affiliates had 9,264 employees worldwide, of which 8,923 employees were located in the U.S. The majority of the U.S. workforce is employed by the GPU Energy companies, of which approximately 4,800 are represented by unions for collective bargaining purposes. JCP&L, Met-Ed and Penelec's collective bargaining agreements with the International Brotherhood of Electrical Workers expire in 1999, 2000 and 2002, respectively. Penelec's collective bargaining agreement with the Utility Workers Union of America expires in 2001.

       During the normal course of the operation of its businesses, in addition to the matters described above, GPU is from time to time involved in disputes, claims and, in some cases, as a defendant in litigation in which compensatory and punitive damages are sought by the public, customers, contractors, vendors and other suppliers of equipment and services and by employees alleging unlawful employment practices. While management does not expect that the outcome of these matters will have a material effect on GPU's financial position or results of operations, there can be no assurance that this will continue to be the case.


2.       ACCOUNTING FOR NON-RECURRING ITEMS

Pennsylvania Restructuring Write-offs

      Historically, the rates an electric utility charges its customers have been based on the utility's costs of operation. As a result, the GPU Energy companies were required to account for the economic effects of cost-based ratemaking regulation under the provisions of Statement of Financial Accounting Standards No. 71 (FAS 71), "Accounting for the Effects of Certain Types of Regulation." FAS 71 requires regulated entities, in certain circumstances, to defer, as regulatory assets, the impact on operations of costs expected to be recovered in future rates.

      In response to the continuing deregulation of the electric utility industry, the Securities and Exchange Commission (SEC) has questioned the continued applicability of FAS 71 by investor-owned utilities with respect to their electric generation operations. In response to these concerns, the

                                                           Financial Statements
                                                                    Item 6(b) 4
                                                                  Page 35 of 36

Financial Accounting Standards Board's (FASB) EITF concluded in June 1997 that utilities are no longer subject to FAS 71, for a separable portion of their business, when they know details of their individual transition plans. The EITF also concluded that utilities can continue to carry previously recorded regulated assets, as well as any newly established regulated assets (including those related to generation), on their balance sheets if regulators have guaranteed a regulated cash flow stream to recover the cost of these assets.

      In June 1998, Met-Ed and Penelec received PaPUC Restructuring Orders, which were subsequently amended in October 1998 by the final Restructuring Orders. The Restructuring Orders, among other things, essentially remove from regulation the costs associated with providing electric generation service to Pennsylvania consumers, effective January 1, 1999. Accordingly, Met-Ed and Penelec have discontinued the application of FAS 71 and adopted the provisions of Statement of Financial Accounting Standards No. 101 (FAS 101), "Regulated Enterprises - Accounting for the Discontinuation of Application of FAS 71" with respect to their electric generation operations, in the second quarter of 1998. The transmission and distribution portion of Met-Ed and Penelec's operations will continue to be subject to the provisions of FAS 71. JCP&L expects to discontinue the application of FAS 71 and adopt FAS 101 for its electric generation operations no later than when it receives NJBPU approval of its restructuring plans.

      As of September 30, 1998, the net effect on earnings of the PaPUC's final Restructuring Orders was as follows:
                                                         (in millions)
                                             Met-Ed        Penelec       Total
                                             ------        -------       -----

Write-off of existing Pennsylvania
  generation regulatory assets             $    8.0      $    2.8     $   10.8

Write-off of existing FERC
  generation regulatory assets                  1.5          17.6         19.1

TMI-1 impairment write-off (FERC) and
  TMI-1 decommissioning write-off (FERC)        2.0          10.2         12.2
                                            -------       -------      -------

        Extraordinary loss (pre-tax) -
          FAS 101 write-off                    11.5          30.6         42.1

Obligation to refund 1998 revenues             27.2          29.2         56.4

Establishment of sustainable energy fund        5.7           6.4         12.1
                                            -------       -------      -------

        Total pre-tax write-off                44.4          66.2        110.6

Income tax benefit                            (18.4)        (26.4)       (44.8)
                                            -------       -------      -------

        Total after-tax write-off          $   26.0      $   39.8     $   65.8
                                            =======       =======      =======

GPU loss per average common share
  due to Pennsylvania restructuring        $   0.21      $   0.31     $   0.52
                                            =======       =======       =======

                                                            Financial Statements
                                                                     Item 6(b) 4
                                                                   Page 36 of 36


FAS 121 Impairment Tests on Generation Facilities:

      In accordance with FAS 121, GPU performed impairment tests on the September 30, 1998 net book value of the GPU Energy companies' generation facilities. These tests determined that GPU's net investment in TMI-1 was impaired. No impairment existed for the fossil-fuel and hydroelectric generating plants or for the Oyster Creek Nuclear Station as of that date. For the nine months ended September 30, 1998, GPU's investment in TMI-1 was written down by $505 million (pre-tax) (JCP&L $131 million; Met-Ed $251 million; Penelec $123 million) to reflect its fair market value.

Re-establishment of TMI-1 Impairment as a Regulatory Asset:

      Of the amount written down for TMI-1, $496 million (JCP&L $131 million; Met-Ed $250 million; Penelec $115 million) was re-established as a regulatory asset since management believes it is probable of recovery in the restructuring process due to expected gains on the sale of the fossil fuel and hydroelectric generating plants being projected to exceed the TMI-1 writedown amount.